[redacted]

14041503

SECUR ION

Washington, D.C. 20549

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TR 9/3/14

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25324

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/13 (MM/DD/YY) AND ENDING 06/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RJJ PASADENA SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

625 S. FAIR OAKS AVE. STE. 125

(No. and Street)

SOUTH PASADENA	CA	91030
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NUSHEEN JAVADIZADEH 626-792-1244

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEIN & COMPANY, LLP

(Name – *if individual, state last, first, middle name*)

655 N. CENTRAL AVE. 17TH FLOOR	GLENDALE	CA	91203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DO 9/2/14

OATH OR AFFIRMATION

I, NUSHEEN JAVADIZADEH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RJJ PASADENA SECURITIES, INC., as of JUNE 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

PRINCIPAL
Title

(see attached) [initials]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this 21 day of AUGUST, 20 14, by NUSHEEN RENA JAVADIZADEH, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

ARIANA NICOLE FIGUERAS
COMM. # 2071416
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
COMM. EXPIRES JUNE 14, 2018

(Seal) Signature [signature]

PASADENA SECURITIES, INC.
625 FAIR OAKS AVENUE, SUITE 125 SOUTH PASADENA, CALIFORNIA 91030
T 626.792.1244 F 626.792.1457

Exemption Report

To: Stein & Company, LLP

August 11, 2014

Gentlemen:

We state, to the best of our knowledge and belief that:

1. We have identified the provisions of section 240.15c3-3(k) under which we have claimed an exemption from section 240.15c3-3.

2. We have met the identified exemption provisions in section 240.15c3-3(k) throughout the most recent fiscal year without exception.

Sincerely,

Nusheen Javadizadeh

Principal

RJJ PASADENA SECURITIES, INC.

FINANCIAL STATEMENTS

JUNE 30, 2014

TABLE OF CONTENTS

Stein & Company, LLP

Certified Public Accountants

Jon Stein, Certified Public Accountant
jonsteincpa@yahoo.com:

Member of the American Institute of Certified Public Accountants
Member of the California Society of Certified Public Accountants

655 N. Central Ave. 17th Floor
Glendale, CA 91203

Phone: (818) 649-8350
Cell: (818) 634-2276

Report of Independent Registered Public Accounting Firm

Board of Directors of RJJ Pasadena Securities, Inc.

We have audited the accompanying balance sheets of RJJ Pasadena Securities, Inc. as of June 30, 2014, and the related statements of income and stockholders' equity, and cash flows for the year ended June 30, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal controls over financial reporting. Our audit included consideration of internal controls over financials reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RJJ Pasadena Securities, Inc. as of June 30, 2014, and the results of its operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Stein & Company, LLP
Certified Public Accountants

Glendale, California
August 8, 2014

RJJ PASADENA SECURITIES, INC.
BALANCE SHEET
JUNE 30, 2014

ASSETS

Current assets:		
Cash	$	223,272
Commissions receivable		26,766
Total current assets		250,038
Deposits		3,948
Total assets	$	253,986

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accounts payable	$	9,215
Accrued officer salaries		135,186
Income taxes payable		111
Total current liabilities		144,512
Stockholders' equity		
Common stock, no par value, 10,000 shares issued, authorized and outstanding		100,000
Retained earnings		9,474
Total stockholders' equity		109,474
Total liabilities and stockholders' equity	$	253,986

See accompanying notes and independent auditors' report.

RJJ PASADENA SECURITIES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
YEAR ENDED JUNE 30, 2014

Revenues:	
Commission income	$ 707,354
Expenses:	
Office salaries	232,969
Officer salaries	223,051
Insurance	50,963
Payroll taxes	47,688
Rent	44,629
Customer settlements	29,368
Office expenses	21,592
Advertising and promotion	12,935
Other operating expenses	11,812
Taxes, licenses and regulatory fees	9,691
Auto expenses	8,002
Telephone	7,769
Travel and entertainment	5,346
Total operating expenses	705,815
Income from operations	1,539
Income taxes	800
Net income	739
Beginning retained earnings	8,735
Ending retained earnings	$ 9,474

See accompanying notes and independent auditors' report.

RJJ PASADENA SECURITIES, INC.
STATEMENTS OF CASH FLOWS
YEAR ENDED JUNE 30, 2014

Cash flows provided by (used in) operating activities:		
Net income		$ 739
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Commissions receivable	$ (468)	
Increase (decrease) in liabilities:		
Accounts payable	513	
Accrued officer salaries	(44,081)	
Income taxes payable	(5,021)	
Net cash (used in) operating activities		(49,057)
Decrease in cash		(48,318)
Cash-beginning of year		271,590
Cash-end of year		$ 223,272

See accompanying notes and independent auditors' report.

RJJ PASADENA SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2014

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist the reader in understanding and evaluating the financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Business Activity

RJJ Pasadena Securities, Inc. (the Company) provides investment advisory services for its clients. The Company is a registered broker-dealer as a member of FINRA (Financial Industry Regulatory Authority). All investments are maintained by a brokerage house and the Company does not own any of the funds it invests on behalf of its clients. The Company receives revenues in the form of commissions from the brokerage house. Most of the Company's clients are located in the Southern California area.

The Company operates in one segment in accordance with accounting guidance Financial Accounting Standards Board ("FASB") ASC Topic 280, Segment Reporting. The Chief Executive Officer has been identified as the chief operating decision maker as defined by FASB ASC Topic 280.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Basis of Accounting

The company maintains its accounting records on the accrual basis of accounting. Security transactions are recorded on a settlement date basis, generally the third business day following the transaction date.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is subject to income taxes in the U.S. Significant judgment is required in evaluating our uncertain tax positions and determining the provision for income taxes. In accordance with FASB ASC Topic 740, "Income Taxes," the Company provides for the recognition of deferred tax assets if realization of such assets is more likely than not. The Company accounts for income tax under the provisions of FASB ASC Topic 740, "Income Taxes", which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the financial statements or tax returns. Deferred income taxes are recognized for all significant temporary differences between tax and financial statements bases of assets and liabilities. Valuation allowances are established against net deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1) which requires that the minimum net capital, as defined, shall be the greater of $50,000 or one-fifteenth of aggregate indebtedness, as defined. At June 30, 2014, the Company had net capital of $104,491 which exceeded its requirement by $54,191.

A computation of reserve requirements and information relating to possession and control are not applicable to RJJ Pasadena Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k) (2) (II).

Fair Value of Financial Instruments

The Company applies the provisions of accounting guidance, FASB Topic ASC 825 that requires all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value, and defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. As of March 31, 2014 and 2013 the fair value of cash and accounts payable, approximated carrying value due to the short maturity of the instruments, quoted market prices or interest rates which fluctuate with market rates.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements

FASB ASC Topic 825 "Financial Instruments," requires disclosure about fair value of financial instruments.

The FASB ASC Topic 820, Fair Value Measurements and Disclosures, clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements.

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in these securities. These inputs are summarized in the three broad levels listed below.

- Level 1 – observable market inputs that are unadjusted quoted prices for identical assets or liabilities in active markets.

- Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, credit risk, etc.).

- Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

The carrying value of financial assets and liabilities recorded at fair value is measured on a recurring or nonrecurring basis. Financial assets and liabilities measured on a non-recurring basis are those that are adjusted to fair value when a significant event occurs. The Company had no financial assets or liabilities carried and measured on a nonrecurring basis during the reporting periods. Financial assets and liabilities measured on a recurring basis are those that are adjusted to fair value each time a financial statement is prepared.

Recent Accounting Pronouncements

The Company has evaluated new accounting pronouncements that have been issued and are not yet effective for the Company and determined that there are no such pronouncements expected to have an impact on the Company's future financial statements.

3. PROFIT SHARING PLAN

The Company sponsors a profit sharing plan retirement plan (the Plan) covering substantially all employees ages 21 or older. Each year, the Company may elect to make a discretionary match of 25% of each employee's compensation, subject to legal limits. The Company's contributions are vested immediately. Employees may typically start receiving benefits at the age of 55. The Company reserves the right to terminate the Plan at any time, at which point all of the contributions made to the Plan would become 100% vested.

No contributions were made by the Company for the year ended June 30, 2014.

4. LEASE COMMITMENTS

The Company leases its headquarters for approximately $3,700 per month under an operating lease expiring in December 2015. The lease is subject to annual increases. Total rent expense for the year ended June 30, 2014 amounted to approximately $45,000.

The minimum future annual rental commitments are as follows:

Year ending June 30,	
2015	$ 44,568
2016	22,614
	$ 67,182

5. SUBSEQUENT EVENTS

Management has evaluated subsequent events through July 30, 2014 the date for which the financial statements were ready for issue. No events subsequent to June 30, 2014 were identified that would have a material impact on these financial statements.

6. SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year ended June 30, 2014 for interest and income taxes amounted to $0 and $5,036, respectively.

RJJ PASADENA SECURITIES, INC.
COMPUTATION OF NET CAPITAL PER UNIFORM
NET CAPITAL RULE 15C3-1
YEAR ENDED JUNE 30, 2014

CREDITS			
Shareholders' equity			109,474
DEBITS			
Non allowable assets			
Haircuts on securities	1,335		
Deposits	3,948		
TOTAL DEBITS			5,283
NET CAPITAL		$	104,191
6-2/3% of aggregate indebtedness in the amount of $9,634 or $50,000, whichever is greater		$	50,000
EXCESS NET CAPITAL		$	54,191
AGGREGATE INDEBTEDNESS			
Accounts payable and accrued expenses			9,326
TOTAL AGGREGATE INDEBTEDNESS		$	9,326
Ratio of Aggregate Indebtedness to Net Capital			1.39 :1.0

See accompanying notes and independent auditors' report.

RJJ PASADENA SECURITIES, INC.
RECONCILATION OF NET CAPITAL
YEAR ENDED JUNE 30, 2014

Net capital per FOCUS report, part IIa	$	104,188
Rounding		3
Audit adjustments		-
Net Capital	$	104,191

See accompanying notes and independent auditors' report.

Stein & Company, LLP
Certified Public Accountants

Jon Stein, Certified Public Accountant
jonsteincpa@yahoo.com:

Member of the American Institute of Certified Public Accountants *Member of the California Society of Certified Public Accountants*

655 N. Central Ave. 17th Floor
Glendale, CA 91203

Phone: (818) 649-8350
Cell: (818) 634-2276

Board of Directors
RJJ Pasadena Securities, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of RJJ Pasadena Securities, Inc. for the year ended June 30, 2014. Our procedures were performed solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed were as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;

2. Compared amounts reported on the audited Form X-17A-5 for the period from July 1, 2013 to June 30, 2014, with the amounts reported in the general assessment reconciliation (Form SIPC-7);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Verified the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules; working papers and supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion of the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that would cause us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of RJJ Pasadena Securities, Inc. taken as a whole.

Stein & Company LLP

Glendale, California
August 8, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 6/30/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

025324 FINRA JUN
RJJ PASADENA SECURITIES INC
625 FAIR OAKS AVE STE 125
SOUTH PASADENA CA 91030-2888

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1,725.08

B. Less payment made with SIPC-6 filed (exclude interest) 622.52

Date Paid

C. Less prior overpayment applied

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,102.56

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,102.56

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

RJJ Pasadena Securities Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Treasure
(Title)

Dated the 4th day of August, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 7/1/2013 and ending 6/30/2014

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 740,018

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 49,987

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(Deductions in excess of $100,000 require documentation) ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 690,031

2e. General Assessment @ .0025 $ 1725.08

(to page 1, line 2.A.)

Stein & Company, LLP
Certified Public Accountants
Jon Stein, Certified Public Accountant
jonsteincpa@yahoo.com:

Member of the American Institute of Certified Public Accountants *Member of the California Society of Certified Public Accountants*
655 N. Central Ave. 17th Floor Phone: (818) 649-8350
Glendale, CA 91203 Cell: (818) 634-2276

Board of Directors
RJJ Pasadena Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of RJJ Pasadena Securities, Inc. for the year ended June 30, 2014, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by RJJ Pasadena Securities, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and for determining compliance with the exempt provisions of Rule 15c3-3. Because RJJ Pasadena Securities, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of federal reserve regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and the procedures are to provide management with reasonable, but not absolute, assurances that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specified internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties or anyone else not familiar with the adequacy of such procedures herein.

Glendale, California
August 8, 2014